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                                                               November 22, 2000




VIA EDGAR AND FACSIMILE
-----------------------

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Next Generation Network, Inc. (File No. 333-31372)
                  --------------------------------------------------

Ladies and Gentlemen:

         Next Generation Network, Inc. (the "Company"), hereby requests pursuant to Rule 477 under the Securities Act of 1933, as amended, to withdraw from registration the registration statement on Form S-1, including all amendments and exhibits thereto (the "Registration Statement") (Registration Statement No. 333-31372), filed by the Company with the Securities and Exchange Commission on March 1, 2000. The Registration Statement is being withdrawn because of unfavorable market conditions and a determination that it would not be in the Company's best interest to proceed at this time. There was no circulation of preliminary prospectuses in connection with the proposed offering, the Registration Statement was not declared effective by the Commission, and none of the Company's securities were sold pursuant to the Registration Statement.

         Accordingly, the Company requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. The Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account with the Commission for future use.

         Please provide the Company a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Company is (612) 562-1244.

         If you have any questions regarding this request for withdrawal, please contact Ronald Adee (212-872-1069) or Marc Gold (212-872-1053) at Akin, Gump, Strauss, Hauer & Feld, L.L.P., counsel for the Company.


                                                  Very truly yours,

                                                  NEXT GENERATION NETWORK, INC.


                                                  By: /s/ Thomas M. Pugliese
                                                  ------------------------------
                                                  Name: Thomas M. Pugliese
                                                  Title: Chief Executive Officer


cc:      Marcia Brown, The Nasdaq Stock Market, Inc.
         Ronald R. Adee, Akin, Gump, Strauss, Hauer & Feld, L.L.P. Marc E. Gold, Akin, Gump, Strauss, Hauer & Feld, L.L.P.
         David Jacobs, Credit Suisse First Boston